Exhibit 12.1
Residential Capital, LLC
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated for the years ended December 31, 2007, 2006 and 2005. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Year Ended December 31,
(Dollars in thousands)	2007	2006	2005

	(Dollars in thousands)
Net (loss) income before adjustment for minority interest	$(4,252,310)	$714,747	$1,020,626
Income tax expense (benefit)	19,790	(289,173)	606,300
Equity-method investee distribution	65,397	651,402	281,842
Equity-method investee earnings	79,252	(499,953)	(141,884)
Interest expense	6,560,846	6,460,220	3,872,102
Interest portion of rental expense	42,760	41,658	38,165

Earnings available to cover fixed charges	$2,515,735	$7,078,901	$5,677,151

Fixed Charges:
Interest expense	$6,560,846	$6,460,220	$3,872,102
Interest portion of rental expense	42,760	41,658	38,165

Total fixed charges	$6,603,606	$6,501,878	$3,910,267

Ratio of earnings to fixed charges (a)	0.38	1.09	1.45

(a)   The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2007. Earnings available for the year ended December 31, 2007, is inadequate to cover total fixed charges. The deficit amount for the ratio is $4.1 billion.